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                           April 19, 2021

       Clay Whitson
       Chief Financial Officer
       i3 Verticals, Inc.
       40 Burton Hills Blvd., Suite 415
       Nashville, TN 37215

                                                        Re: i3 Verticals, Inc.
                                                            Form 8-K Filed
November 19, 2020
                                                            Response dated
April 8, 2021
                                                            File No. 1-38532

       Dear Mr. Whitson:

              We have reviewed your April 8, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 29, 2021 letter.

       Form 8-K Filed November 19, 2020

       Exhibit 99.1, page 11

   1. We reviewed your response to comment 4. We continue to believe making adjustments to reverse the purchase
accounting adjustments for deferred revenue results in individually tailored recognition
and measurement methods. In future filings, please revise to remove these adjustments.
Refer to Question 100.04 of the Non-GAAP Compliance and
                                                        Disclosure
Interpretations and Rule 100(b) of Regulation G.

       Exhibit 99.2, page 1

   2. We reviewed your response to comment 5. Our comment was aimed at you presenting the
                                                        GAAP financial measures
in instances where you present the non-GAAP measures,
 Clay Whitson
i3 Verticals, Inc.
April 19, 2021
Page 2
         not the reconciliations that are presented later in the document. Please revise in future filings.
       You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameClay Whitson                                  Sincerely,
Comapany Namei3 Verticals, Inc.
                                                                Division of
Corporation Finance
April 19, 2021 Page 2                                           Office of Trade
& Services
FirstName LastName